Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2016

Monaco, November 3, 2016, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2016.

Highlights

•	Post quarter-end, GasLog was awarded a seven-year charter by a subsidiary of Centrica plc (“Centrica”), commencing in 2019 and entered into a contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the purchase of one 180,000 cubic meters capacity (“cbm”) newbuilding from the shipyard for delivery in the second quarter of 2019.

•	Successfully chartered GasLog’s only open newbuilding to Total Gas & Power Chartering Limited (“Total”) for a period of seven years, commencing in 2018.

•	Delivery of the GasLog Geneva and the GasLog Gibraltar on September 30, 2016 and October 31, 2016, respectively, on time and on budget. Both vessels have commenced their seven-year charters to a subsidiary of Royal Dutch Shell plc (“Shell”).

•	Post quarter-end, completed the dropdown of GasLog Seattle to GasLog Partners LP (“GasLog Partners”) for $189.0 million. In August, GasLog Partners launched and completed an equity offering of 2,750,000 common units raising net proceeds of $52.3 million, which have been used to partially fund the dropdown of GasLog Seattle.

•	Completed debt refinancing of $1.05 billion with a number of international banks, extending the maturity of six existing credit facilities to 2021.

•	Revenues of $120.7 million (Q3 2015: $105.8 million), Loss of $16.4 million (Q3 2015: profit of $4.9 million) and Loss per share of $0.39(1) (Q3 2015: a loss of $0.12), for the quarter ended September 30, 2016.

•	Adjusted Profit(2) of $19.5 million (Q3 2015: $10.8 million), EBITDA(2) of $80.8 million (Q3 2015: $65.7 million), Adjusted EBITDA(2) of $81.1 million (Q3 2015: $65.7 million) and Adjusted Earnings per share(2) of $0.05(1) (Q3 2015: Adjusted Loss per share of $0.05) for the quarter ended September 30, 2016.

•	Quarterly dividend of $0.14 per common share payable on November 24, 2016.

(1)	Earnings/Loss per share (“EPS”) and Adjusted EPS are negatively affected by the profit attributable to the non-controlling interest of $12.6 million and the dividend on preferred stock of $2.5 million for the quarter ended September 30, 2016 ($12.2 million and $2.5 million, respectively, for the quarter ended September 30, 2015).

(2)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “In recent weeks, GasLog added Total and Centrica as long-term customers. We are delighted to broaden our customer base with two leaders in the global energy sector and we look forward to building these relationships as they develop their own LNG businesses.

In September and October, we took delivery of two newbuildings, the GasLog Geneva and the GasLog Gibraltar, both of which have now commenced seven year charters with Shell. GasLog has a further five newbuildings on order, all of which have firm contracts of between seven and ten years.

In August, GasLog Partners successfully raised $53.6 million of common equity, which has been used to partially fund the dropdown of GasLog Seattle. With the Total and Centrica charters, GasLog now has 13 eligible vessels for dropdown, providing a strong pipeline of growth for GasLog Partners and the opportunity to continue to recycle capital into GasLog.”

Charter Party Agreement with Centrica and Newbuilding Order

Post quarter-end, GasLog entered into a time charter party agreement with a subsidiary of Centrica for a period of seven years, commencing in 2019. In conjunction with this new charter award, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the second quarter of 2019.

Charter Party Agreement with Total

On July 11, 2016, GasLog entered into a time charter party agreement with Total to charter Hull No. 2801 for a period of seven years, commencing in mid-2018 at a date to be finalized ahead of the commencement of the charter. The vessel is currently under construction at Hyundai Heavy Industries Co., Ltd. (“Hyundai”) in South Korea and is due to be delivered in 2018.

Delivery of the GasLog Geneva and the GasLog Gibraltar

On September 30, 2016 and October 31, 2016, GasLog took delivery of the GasLog Geneva and the GasLog Gibraltar, respectively, two LNG carriers of 174,000 cbm each with tri-fuel diesel electric propulsion constructed by Samsung. The vessels are chartered out to Methane Services Limited (“MSL”), a subsidiary of Shell, from their delivery until 2023.

Completion of GasLog Partners’ Equity Offering and Dropdown of GasLog Seattle

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner (in order for GasLog to retain its 2.0% general partner interest in GasLog Partners) at a public offering price of $19.50 per unit, raising net proceeds of $52.3 million (after excluding $1.1 million from the sale of the general partner units to GasLog). Proceeds from the public offering were subsequently used to partially finance the acquisition from GasLog of 100% of the ownership interest in GAS-seven Ltd., the entity that owns GasLog Seattle, for an aggregate purchase price of $189.0 million, including $1.0 million of positive net working capital. The acquisition closed on November 1, 2016.

Debt Refinancing

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1.05 billion (the “Legacy Facility Re-financing”) with a number of international banks. It is comprised of a five-year facility of up to $950.0 million and a revolving credit facility of up to $100.0 million. The vessels covered by the Legacy Facility Re-financing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citibank N.A, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction.

On July 25, 2016, $950.0 million and $11.6 million under the term loan facility and the revolving credit facility, respectively, of the Legacy Facility Re-financing were drawn to refinance the aggregate existing indebtedness of $959.9 million of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd.

Swaps’ Termination and New Swap Agreements

In July 2016, the Group terminated interest rate swap agreements with an aggregate notional value of $874.9 million, associated with the six legacy facilities that were re-financed by the Legacy Facility Re-financing. Concurrently, GasLog entered into new interest rate swap agreements with a notional value of $870.0 million in aggregate, maturing between 2020 and 2022.

Dividend Declaration

On September 14, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on October 3, 2016 to holders of record as of September 30, 2016. GasLog paid the declared dividend to the transfer agent on September 30, 2016.

On November 2, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on November 24, 2016 to shareholders of record as of November 14, 2016.

Financial Summary

In thousands of U.S. dollars except per share data	For the three months ended
	September 30, 2015	September 30, 2016
Revenues	$105,791	$120,727
Profit/(loss)	$4,880	$(16,423)
Adjusted Profit(1)	$10,791	$19,529
Loss attributable to the owners of GasLog	$(7,279)	$(29,046)
EBITDA(1)	$65,673	$80,782
Adjusted EBITDA(1)	$65,683	$81,097
EPS	$(0.12)	$(0.39)
Adjusted EPS(1)	$(0.05)	$0.05

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 1,927 operating days for the quarter ended September 30, 2016, as compared to 1,568 operating days for the quarter ended September 30, 2015. The increase in operating days resulted mainly from the deliveries of the GasLog Greece, the GasLog Glasgow and the GasLog Geneva on March 29, 2016, June 30, 2016 and September 30, 2016, respectively.

There was a loss of $16.4 million for the quarter ended September 30, 2016 ($4.9 million profit for the quarter ended September 30, 2015). This decrease in profit is mainly attributable to the increased financial costs derived mainly from the write-off of unamortized fees associated with the six legacy facilities that were refinanced by the Legacy Facility Re-financing and the recycling of accumulated loss from equity to the statement of profit or loss related to the swap agreements that were terminated in July 2016. These factors were partially offset by a net increase in profit from operations resulting mainly from the increase in operating days mitigated by a lower daily hire rate affected by the vessels operating in the spot market.

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Adjusted Profit(1) was $19.5 million for the quarter ended September 30, 2016 ($10.8 million for the quarter ended September 30, 2015) adjusted for the effects of the non-cash loss on swaps, the write-off of unamortized loan fees, as well as the net foreign exchange losses.

Loss attributable to the owners of GasLog was $29.0 million ($7.3 million for the quarter ended September 30, 2015). The increase in loss attributable to the owners of GasLog resulted mainly from the increase in loss mentioned above.

EBITDA(1) was $80.8 million for the quarter ended September 30, 2016 ($65.7 million for the quarter ended September 30, 2015).

Adjusted EBITDA(1) was $81.1 million for the quarter ended September 30, 2016 ($65.7 million for the quarter ended September 30, 2015).

EPS was a $0.39 loss for the quarter ended September 30, 2016 (a loss of $0.12 for the quarter ended September 30, 2015). The increase in loss per share is mainly attributable to the decrease in profit.

Adjusted EPS(1) was $0.05 for the quarter ended September 30, 2016 (a loss of $0.05 for the quarter ended September 30, 2015).

Revenues were $120.7 million for the quarter ended September 30, 2016 ($105.8 million for the quarter ended September 30, 2015). The increase was mainly driven by the new deliveries in our fleet (GasLog Greece, GasLog Glasgow, GasLog Geneva), increased revenues from vessels operating in the spot market and fewer off-hire days due to drydocking (no drydockings in the third quarter of 2016 as opposed to one for the same period in 2015).

Vessel operating and supervision costs were $26.8 million for the quarter ended September 30, 2016 ($25.6 million for the quarter ended September 30, 2015).

Voyage expenses and commissions were $4.2 million for the quarter ended September 30, 2016 ($4.0 million for the quarter ended September 30, 2015).

Depreciation was $31.4 million for the quarter ended September 30, 2016 ($28.2 million for the quarter ended September 30, 2015).

The increase in revenues, vessel operating and supervision costs and depreciation was mainly attributable to the increase in operating and ownership days from our increased fleet as discussed above.

General and administrative expenses were $9.3 million for the quarter ended September 30, 2016 ($10.9 million for the quarter ended September 30, 2015). The decrease is mainly attributable to a decrease in legal fees and other professional services related mainly to consultancy fees charged in 2015.

Financial costs were $46.1 million for the quarter ended September 30, 2016 ($24.5 million for the quarter ended September 30, 2015). An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2015	September 30, 2016
Financial costs
Amortization and write-off of deferred loan fees	$3,168	$20,889
Interest expense on loans and realized loss on cash flow hedges	18,240	18,731
Interest expense on bond and realized loss on cross-currency swaps	2,856	3,034
Finance lease charge	—	2,785
Other financial costs	219	655
Total	$24,483	$46,094

For the quarter ended September 30, 2016, an amount of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Re-financing is included in Amortization and write-off of deferred loan fees.

Loss on swaps was $19.9 million for the quarter ended September 30, 2016 ($8.2 million for the quarter ended September 30, 2015). An analysis of loss on swaps is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2015	September 30, 2016
Loss on swaps
Realized loss on interest rate swaps held for trading	$2,327	$184
Unrealized loss on interest rate swaps held for trading	5,538	2,509
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	364	17,238
Ineffective portion on cash flow hedges	(1)	—
Total	$8,228	$19,931
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Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $412.5 million for the fiscal year 2015 to $476.9 million for the fiscal year 2017, based on contracts in effect as of September 30, 2016, without including any extension options. As of September 30, 2016, the total future firm contracted revenue stood at $3.51 billion (1), including the nine vessels owned by GasLog Partners but excluding the vessels operating in the spot market. This increases to $3.69 billion with the inclusion of the recently awarded Centrica charter.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of September 30, 2016, GasLog had $244.7 million of cash and cash equivalents, of which $156.8 million was held in time deposits and the remaining balance in current accounts.

As of September 30, 2016, GasLog had an aggregate of $2.57 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $143.5 million was repayable within one year, and a $222.1 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $5.9 million was repayable within one year.

As of September 30, 2016, there was undrawn available capacity of $88.4 million under the revolving credit facility of the Legacy Facility Re-financing entered into on July 19, 2016.

As of September 30, 2016, GasLog’s commitments for capital expenditures are related to the five LNG carriers on order and the GasLog Gibraltar delivered on October 31, 2016, which have a gross aggregate contract price of approximately $1.23 billion. As of September 30, 2016, the total remaining balance of the contract prices of the aforementioned newbuildings was $1.11 billion that GasLog expects to be funded with the $824.7 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

As of September 30, 2016, GasLog’s current assets totalled $269.0 million while current liabilities totalled $246.7 million, resulting in a positive working capital position of $22.3 million.

GasLog has hedged 39.9% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) at a weighted average interest rate of approximately 4.6% (including margin) as of September 30, 2016.

Future Deliveries

GasLog has three newbuildings on order at Samsung and two newbuildings on order at Hyundai. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date	Shipyard
Hull No. 2130	Q1 2018	Samsung
Hull No. 2800	Q1 2018	Hyundai
Hull No. 2801	Q1 2018	Hyundai
Hull No. 2131	Q1 2019	Samsung
Hull No. 2212	Q2 2019	Samsung

Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL at similar rates. Our subsidiary that owns the remaining vessel expected to be delivered in 2018 entered into a seven-year time charter with Total in July 2016. Finally, our subsidiary that owns the last vessel expected to be delivered in 2019 entered into a seven-year time charter with a subsidiary of Centrica in October 2016.

LNG Market Update and Outlook

Our demand outlook for LNG carriers with long-term charters remains positive. We continue to see a number of tenders for multi-year charters for vessels, which we expect will be used to transport volumes from new liquefaction facilities due to commence production over the coming years. We believe that these new LNG volumes will create demand for additional ships over and above those available in the market today.

In the third quarter, there were several announcements highlighting LNG supply and demand growth as well as increased demand for LNG carriers. Cheniere announced the substantial completion of Sabine Pass Train 2 with a production capacity of 4.5 million tonnes per annum (“mtpa”) and commissioning cargoes from this facility are now being transported. Angola LNG’s 5.2 mtpa facility and the Chevron-operated 15.6 mtpa Gorgon project restarted production. The Canadian government gave conditional approval for Pacific NorthWest LNG’s 12.0 mtpa project. BP announced Final Investment Decision (“FID”) for the Tangguh Expansion Project, which will add 3.8 mtpa of capacity to the existing facility, bringing total capacity to 11.4 mtpa. However, during the quarter, Shell delayed FID for the 15.0 mtpa Lake Charles LNG project and Exxon Mobil announced it will no longer invest in the proposed 20.0 mtpa Alaska LNG project.

On the demand side, Pakistan announced the purchase of its second floating storage re-gasification unit (“FSRU”). The country is expected to continue to increase its LNG imports to counter declining indigenous production. Bangladesh announced agreements for the construction and operation of the country’s first LNG import terminal, which will be a floating facility. Both projects continue a trend of new importing nations selecting FSRUs, which are typically quicker to market and more flexible than land-based terminals. We expect FSRUs to be an important link to the supply and to facilitate the creation of additional demand in both new and existing markets.

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Year to date LNG import volumes in China and India are up 27% and 34%, respectively, with both countries looking to respond to reduced LNG prices. In the third quarter, LNG prices in Northeast Asia and Northwest Europe rose by 16% and 15%, respectively, making the LNG price arbitrage for US exports more attractive.

In the shorter-term shipping market, spot rates in the third quarter increased from multi-year lows reflecting new LNG supply coming online and the restarts of the Gorgon and Angola LNG projects, which removed vessel re-lets from the market. From January to September 2016, there were approximately 210 spot fixtures completed compared to approximately 130 for the same period last year, an increase of around 60%. Whilst it is too early to predict a sustained recovery, we believe that fundamentals continue to point to a recovery in 2017 and beyond.

Conference Call

GasLog will host a conference call to discuss its results for the third quarter of 2016 at 8:30 a.m. EDT (12:30 p.m. GMT) on Thursday, November 3, 2016. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management's presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 46498957

A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (6:00 p.m. GMT) on Thursday, November 3, 2016 until 11:59 p.m. EST (4:59 a.m. GMT) on Thursday, November 10, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 46498957

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
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•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and September 30, 2016

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2015	September 30, 2016
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate and joint venture	6,274	6,590
Deferred financing costs	17,998	14,019
Other non-current assets	28,957	4,373
Derivative financial instruments	61	3,084
Tangible fixed assets	3,400,270	3,716,521
Vessels under construction	178,405	125,431
Vessel held under finance lease	—	223,932
Total non-current assets	3,641,476	4,103,461
Current assets
Trade and other receivables	16,079	8,908
Dividends receivable and due from related parties	1,345	2,306
Inventories	6,496	7,157
Prepayments and other current assets	2,519	4,404
Short-term investments	6,000	—
Restricted cash	62,718	1,548
Cash and cash equivalents	302,988	244,656
Total current assets	398,145	268,979
Total assets	4,039,621	4,372,440
Equity and liabilities
Equity
Preferred stock	46	46
Share capital	810	810
Contributed surplus	1,020,292	980,767
Reserves	(8,829)	11,735
Treasury shares	(12,491)	(11,065)
Retained earnings/(accumulated deficit)	1,846	(52,808)
Equity attributable to owners of the Group	1,001,674	929,485
Non-controlling interest	506,246	560,603
Total equity	1,507,920	1,490,088
Current liabilities
Trade accounts payable	12,391	10,844
Ship management creditors	3,524	187
Amounts due to related parties	163	21
Derivative financial instruments	14,243	9,273
Other payables and accruals	67,084	85,646
Borrowings, current portion	636,987	134,907
Finance lease liability, current portion	—	5,859
Total current liabilities	734,392	246,737
Non-current liabilities
Derivative financial instruments	58,531	32,366
Borrowings, non-current portion	1,737,500	2,385,873
Finance lease liability, non-current portion	—	216,246
Other non-current liabilities	1,278	1,130
Total non-current liabilities	1,797,309	2,635,615
Total equity and liabilities	4,039,621	4,372,440
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Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Revenues	105,791	120,727	307,557	339,578
Vessel operating and supervision costs	(25,566)	(26,821)	(73,981)	(83,242)
Voyage expenses and commissions	(4,042)	(4,184)	(10,197)	(12,703)
Depreciation	(28,210)	(31,373)	(78,179)	(89,021)
General and administrative expenses	(10,900)	(9,273)	(30,398)	(28,362)
Profit from operations	37,073	49,076	114,802	126,250

Financial costs	(24,483)	(46,094)	(67,257)	(106,756)
Financial income	128	193	277	519
Loss on swaps	(8,228)	(19,931)	(13,569)	(39,384)
Share of profit of associate	390	333	1,180	996
Total other expenses, net	(32,193)	(65,499)	(79,369)	(144,625)
Profit/(loss) for the period	4,880	(16,423)	35,433	(18,375)
Attributable to:
Owners of the Group	(7,279)	(29,046)	5,303	(52,808)
Non-controlling interest	12,159	12,623	30,130	34,433
	4,880	(16,423)	35,433	(18,375)

(Loss)/earnings per share – basic and diluted	(0.12)	(0.39)	0.01	(0.75)
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Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2015	September 30, 2016
Cash flows from operating activities:
Profit/(loss) for the period	35,433	(18,375)
Adjustments for:
Depreciation	78,179	89,021
Share of profit of associate	(1,180)	(996)
Financial income	(277)	(519)
Financial costs	67,257	106,756
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(234)	128
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges	5,956	9,693
Recycled loss of cash flow hedges reclassified to profit or loss	931	23,514
Share-based compensation	2,059	2,835
	188,124	212,057
Movements in working capital	(14,184)	28,792
Cash provided by operations	173,940	240,849
Interest paid	(56,426)	(58,296)
Net cash provided by operating activities	117,514	182,553
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(699,502)	(576,784)
Dividends received from associate	1,675	1,413
Return of contributed capital from associate	—	137
Purchase of short-term investments	(68,592)	(1,500)
Maturity of short-term investments	47,007	7,500
Financial income received	239	523
Net cash used in investing activities	(719,173)	(568,711)
Cash flows from financing activities:
Proceeds from bank loans and bonds	606,000	2,113,621
Proceeds from sale and finance leaseback	—	217,000
Bank loans and bonds repayments	(73,434)	(1,966,018)
Payment of loan issuance costs	(6,779)	(35,484)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	172,875	52,731
Proceeds from issuance of preferred stock (net of underwriting discounts and commissions)	111,378	—
Payment of equity raising costs	(1,776)	(245)
Payment for cross currency swaps’ termination/modification	—	(31,986)
Payment for bond re-purchase at a premium	—	(2,120)
Payment for interest rate swaps’ termination	—	(30,296)
Proceeds from entering into interest rate swaps	—	25,465
(Increase)/decrease in restricted cash	(39,174)	61,213
Dividends paid	(60,388)	(73,746)
Payments for vessel held under finance lease	—	(714)
Payments for finance lease liability	—	(1,467)
Net cash provided by financing activities	708,702	327,954
Effects of exchange rate changes on cash and cash equivalents	(78)	(128)
Increase/(decrease) in cash and cash equivalents	106,965	(58,332)
Cash and cash equivalents, beginning of the period	211,974	302,988
Cash and cash equivalents, end of the period	318,939	244,656
9

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses, and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss):

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2015	September 30, 2016
Profit/(loss) for the period	4,880	(16,423)
Depreciation	28,210	31,373
Financial costs	24,483	46,094
Financial income	(128)	(193)
Loss on swaps	8,228	19,931
EBITDA	65,673	80,782
Foreign exchange losses, net	10	315
Adjusted EBITDA	65,683	81,097

Reconciliation of Adjusted Profit to Profit/(Loss):

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2015	September 30, 2016
Profit/(loss) for the period	4,880	(16,423)
Non-cash loss on swaps	5,901	17,422
Write-off of unamortized loan fees	—	18,215
Foreign exchange losses, net	10	315
Adjusted Profit	10,791	19,529
10

Reconciliation of Adjusted (Loss)/Earnings Per Share to Loss Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	September 30, 2015	September 30, 2016
Loss for the period attributable to owners of the Group	(7,279)	(29,046)
Plus:
Dividend on preferred stock	(2,516)	(2,516)
Loss for the period available to owners of the Group used in EPS calculation	(9,795)	(31,562)
Weighted average number of shares outstanding, basic	80,496,499	80,553,238
Loss per share	(0.12)	(0.39)
Loss for the period available to owners of the Group used in EPS calculation	(9,795)	(31,562)
Plus:
Non-cash loss on swaps	5,901	17,422
Write-off of unamortized loan fees	—	18,215
Foreign exchange losses, net	10	315
Adjusted (loss)/profit attributable to owners of the Group	(3,884)	4,390
Weighted average number of shares outstanding, basic	80,496,499	80,553,238
Adjusted (loss)/earnings per share	(0.05)	0.05
11